BRO 12/12

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SECURI 02053366 IMISSION

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 38254 |

DEC 09 2002

180

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING October 1, 2001 (MM/DD/YY) AND ENDING September 30, 2002 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Lone Star Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| 20452 |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15851 Dallas Parkway, Suite 105
(No. and Street)

Addison (City) TX (State) 75001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joe Ireland 972-701-8620
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillips & Company, L.L.P.
(Name — *if individual, state last, first, middle name*)

500 Chestnut, Suite 901, P.O. Box 3034 (Address) Abilene (City) TX (State) 79604 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

JAN 06 2003

THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

# OATH OR AFFIRMATION

I, Joe Ireland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lone Star Securities, Inc., as of September 30, 2002, XX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

CHRISTINA OSBORNE
Notary Public, State of Texas
My Commission Expires
February 22, 2004

Christina Osborne
Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):

- XX (a) Facing page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- XX (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital
- XX (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- XX (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**LONE STAR SECURITIES, INC.**

FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

September 30, 2002


**PHILLIPS & COMPANY, L.L.P.**
Certified Public Accountants
500 Chestnut, Suite 901
Abilene, Texas 79602

# PHILLIPS & COMPANY, L.L.P.

*Certified Public Accountants*

Edgar A. Phillips, CPA
Charles F. Egger, CPA
David M. Smith, CPA

*Phone* (915) 677-7991
*Toll Free* (800) 477-1848
*Fax* (915) 677-7048


## Report of Independent Certified Public Accountants

Board of Directors
Lone Star Securities, Inc.
15851 Dallas Pkwy, Suite 105
Addison, Texas 75001

We have audited the accompanying statement of financial condition of Lone Star Securities, Inc. as of September 30, 2002, and the related statement of income, statement of changes in stockholders' equity, and statement of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial condition of Lone Star Securities, Inc. as of September 30, 2002 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States of America.

Phillips & Company, LLP
**CERTIFIED PUBLIC ACCOUNTANTS**

November 25, 2002


500 Chestnut • Suite 901 ■ Abilene, TX 79602
*Mailing Address:* P.O. Box 3034 ■ Abilene, TX 79604

## LONE STAR SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
September 30, 2002

### ASSETS

| | | |
|---|---|---|
| Cash in bank (Note 1.C) | $ | 4,726 |
| Certificate of deposit (Notes 1.C & 2) | | 6,183 |
| Federal income tax receivable | | 6,432 |
| Accounts receivable - issuers | | 7,678 |
| Advances to salesmen | | 120,925 |
| Accrued interest receivable (Note 2) | | 23 |
| Current assets | | 145,967 |
| Leasehold improvements (net of accumulated depreciation) | | 3,266 |
| Other asset | | 9,972 |
| Fixed assets | | 13,238 |
| | | 159,205 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| Liabilities | | |
| Payroll taxes payable | | 1,517 |
| CRD account - NASD | | 398 |
| Total Liabilities | | 1,915 |
| Stockholders' equity | | |
| Preferred stock - $51.20 par value callable and redeemable at $52.45; Authorized 20,000 shares; Issued and outstanding 2,146 shares (Note 5) | | 109,875 |
| Discount on preferred stock | | (4,966) |
| Common stock - no par; authorized 1,000,000 shares; issued and outstanding 1,802 shares | | 45,965 |
| Additional paid In capital | | 14,800 |
| Retained deficit | | (8,384) |
| Total Stockholders' Equity | | 157,290 |
| | $ | 159,205 |

The accompanying notes are an integral part of this financial statement.

## LONE STAR SECURITIES, INC.

STATEMENT OF INCOME
For the Year Ended September 30, 2002

| | | |
|---|---|---|
| **Revenues** | | |
| Commissions | $ | 677,323 |
| Due diligence fees | | 150,465 |
| Maintenance fees | | 647,489 |
| Interest | | 150 |
| | | 1,475,426 |
| **Expenses** | | |
| Office expense | | 2,064 |
| Bank charges | | 842 |
| Supplies | | 2,052 |
| Rent | | 40,022 |
| Office salaries | | 134,697 |
| Sales management | | 68,770 |
| Commissions | | 598,574 |
| Bonuses | | 98,685 |
| Payroll taxes | | 66,912 |
| Franchise taxes | | 4,895 |
| Depreciation | | 87 |
| Auto expense | | 3,339 |
| Telephone | | 6,041 |
| Internet service | | 250 |
| Long distance | | 3,740 |
| Lease payments | | 4,501 |
| Repairs | | 124 |
| Travel | | 197 |
| Entertainment | | 2,521 |
| Printing | | 6,284 |
| Advertising | | 1,028 |
| Postage | | 4,196 |
| Leads | | 17,000 |
| Legal | | 16,301 |
| Accounting | | 3,100 |
| Professional services | | 2,382 |
| Secretarial service | | 43,193 |
| Contract labor | | 390 |
| Registration fees | | 69,890 |

The accompanying notes are an integral part of this financial statement.

LONE STAR SECURITIES, INC.

STATEMENT OF INCOME CONT.
For the Year Ended September 30, 2002

| | | |
|---|---|---|
| Management fees | $ | 77,138 |
| Miscellaneous | | 351 |
| Dues and subscriptions | | 1,633 |
| Bonds | | 1,185 |
| Insurance | | 41,512 |
| Unearned commissions | | 177,754 |
| Contributions | | 2,444 |
| | | 1,504,094 |
| **Net Loss Before Federal Income Tax** | | (28,668) |
| Federal Income Tax Benefit | | 3,216 |
| **Net Loss** | $ | (25,452) |

The accompanying notes are an integral part of this financial statement.

LONE STAR SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended September 30, 2002

| | Capital Stock | | | | | |
|---|---|---|---|---|---|---|
| | Preferred | Common | Additional Paid In Capital | (Discount) Premium on Preferred Stock | Retained Earnings (Deficit) | Total |
| Balances at October 1, 2001 | $ 109,875 | $ 45,965 | $ 14,800 | $ (4,966) | $ 17,068 | $ 182,742 |
| Net loss | | | | | (25,452) | (25,452) |
| Balances at September 30, 2002 | $ 109,875 | $ 45,965 | $ 14,800 | $ (4,966) | $ (8,384) | $ 157,290 |

The accompanying notes are an integral part of this financial statement.

**LONE STAR SECURITIES, INC.**

STATEMENT OF CASH FLOWS
For the Year Ended September 30, 2002

| | | |
|---|---|---|
| **Increase (Decrease) in cash and cash equivalents** | | |
| Cash flows from operating activities | | |
| Net loss | $ | (25,452) |
| Adjustments to reconcile net income to net cash used by operating activities: | | |
| Depreciation expense | | 87 |
| Changes in assets and liabilities: | | |
| Decrease in accrued interest receivable | | 13 |
| Decrease in accounts receivable | | 8,620 |
| Increase in advances to employees | | (15,875) |
| Decrease in CRD accounts payable | | (243) |
| Decrease in income taxes payable | | (9,793) |
| Increase in payroll taxes payable | | 1,678 |
| Net cash used by operating activities | | (40,966) |
| Cash flows from investing activities | | |
| Increase in other assets | | (9,972) |
| Net cash used by investing activities | | (9,972) |
| Decrease in cash | | (50,937) |
| Cash and cash equivalents at beginning of year | | 61,847 |
| Cash and cash equivalents at end of year | $ | 10,909 |

The accompanying notes are an intergral part of this financial statement.

## LONE STAR SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
September 30, 2002

### NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This is a summary of the significant accounting policies of Lone Star Securities, Inc. (the Company). The financial statements and notes are representations of the Company's management.

#### A. NATURE OF BUSINESS

Lone Star Securities, Inc. sells direct participation programs in oil and gas ventures for Harbor Resources, L.L.C. (a related entity) and for five third party entities, Santa Fe Petroleum, L.L.C., Essex Energy Partners, L.L.C., Fossil Resources, Inc,, GHFT Corporation, and Wave Energy, Inc. Lone Star Securities has a separate written agreement with each entity, whereby Lone Star Securities receives a percentage of the subscriptions sold. The oil and gas programs are marketed by Lone Star Securities, Inc. Lone Star Securities, Inc. does not hold customer funds or securities.

#### B. METHOD OF ACCOUNTING

The Company prepares its financial statements on the accrual method of accounting, and prepares its tax returns on the cash method of accounting.

#### C. CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers demand deposits and certificates of deposit with a maturity of twelve months or less to be cash equivalents.

### NOTE 2. CERTIFICATE OF DEPOSIT

Lone Star Securities, Inc. has a certificate of deposit with First National Bank Baird in the amount of $6,183. The certificate was renewed on July 24, 2002 and matures January 22, 2003. The certificate bears interest at 2.1% to be paid on January 22, 2003. Unpaid accrued interest at September 30, 2002 was $23.

**LONE STAR SECURITIES, INC.**

NOTES TO FINANCIAL STATEMENTS (CONT'D)
September 30, 2002

## NOTE 3. RELATED PARTY TRANSACTIONS AND ACCOUNTS RECEIVABLE/PAYABLE

Lone Star Securities, Inc. has a close relationship with Harbor Resources, L.L.C. Joseph H. Ireland is the President, Chairman of the Board of Directors, and principal shareholder of Lone Star Securities, Inc. Joseph H. Ireland is also a member and the manager of Harbor Resources, L.L.C. Lone Star Securities, Inc. has a $178 receivable due from Harbor Resources, L.L.C. as of September 30, 2002. Lone Star Securities, Inc. received income in the amount of $24,098 from Harbor Resources, L.L.C.

## NOTE 4. NET CAPITAL REQUIREMENTS

Lone Star Securities, Inc. sells only direct participation programs and does not hold customer funds or securities and therefore is subject to the SEC minimum net capital requirement under SEC Rule 15c3-1 of $5,000. The computation for the net capital of Lone Star Securities, Inc. is as follows:

| | |
|---|---|
| Total Assets | $ 159,205 |
| Less:Total Liabilities | 1,915 |
| Total Net Worth | 157,290 |
| Less:Non-Allowable Assets | |
| Leasehold improvements | 3,266 |
| Other asset | 9,972 |
| Receivables from non-customers | 135,035 |
| Accrued Interest Receivable | 23 |
| Net Capital | $ 8,994 |

No material differences exist in the computation of net capital in the amended focus report, Part IIA for the period beginning July 1, 2002 and ending September 30, 2002.

## NOTE 5. CALLABLE REDEEMABLE PREFERRED STOCK

Upon the consent of two of the Board of Directors of the Corporation, the Corporation may at any time redeem the whole, or from time to time redeem any part, of the preferred shares outstanding by paying in cash the sum of $52.45 per share.

## LONE STAR SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS (CONT'D)
September 30, 2002

### NOTE 6. SUBSEQUENT EVENT

During September and October 2002, the staff of the State Securities Board conducted an inspection of the records of Lone Star Securities, Inc. The staff has advised Lone Star Securities, Inc. that it intends to impose monetary sanctions (an administrative fine) for certain perceived violations of the Texas statute. No sanctions have been imposed at this date. It is believed that the maximum administrative fine will be $20,000.

**LONE STAR SECURITIES, INC.**

SUPPLEMENTARY INFORMATION
(See Auditors' Report)

September 30, 2002

PHILLIPS & COMPANY, L.L.P.

*Certified Public Accountants*

Edgar A. Phillips, CPA
Charles F. Egger, CPA
David M. Smith, CPA

*Phone* (915) 677-7991
*Toll Free* (800) 477-1848
*Fax* (915) 677-7048

Report of Independent Certified Public Accountants
on Supplemental Information

Board of Directors
Lone Star Securities, Inc.
15851 Dallas Pkwy, Suite 105
Addison, Texas 75001

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole of Lone Star Securities, Inc. for the year ended September 30, 2002, which are presented in the preceding section of this report. The supplemental information presented hereinafter is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the audit procedures applied in the audits of the basic financial statements taken as a whole.

Phillips & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Abilene, Texas
November 25, 2002

500 Chestnut • Suite 901 ■ Abilene, TX 79602
*Mailing Address:* P.O. Box 3034 ■ Abilene, TX 79604

**LONE STAR SECURITIES, INC.**

SUPPLEMENTARY INFORMATION
For the Year Ended September 30, 2002

Computation of net capital and aggregate indebtedness under Rule 15c3-1

| | | |
|---|---|---|
| Excess net capital | | |
| Total stockholders' equity | $ | 157,290 |
| Less non-allowable assets: | | (148,296) |
| Net capital | | 8,994 |
| Minimum net capital required | | (5,000) |
| Excess net capital | $ | 3,994 |
| Aggregate indebtedness to net capital: | | |
| Payroll taxes payable | $ | 1,517 |
| CRD accounts payable | | 398 |
| Aggregate indebtedness | $ | 1,915 |
| Percentage of aggregate indebtedness to net capital | | 21.29% |

No material differences exist in the computation of net capital in the amended focus report, Part IIA for the year ended September 30, 2002.

11/25/02
Date

Phillips & Company, LLP
Certified Public Accountants

**LONE STAR SECURITIES, INC.**

SUPPLEMENTARY INFORMATION
For the Year Ended September 30, 2002

<u>Statement of Changes in Liabilities Subordinated to Claims of Creditors</u>

The Company had no liabilities subordinated to creditors at September 30, 2001, nor does the Company have any liabilities subordinated to creditors at September 30, 2002.

**COMPUTATION FOR DETERMINATION**
**OF RESERVE REQUIREMENTS**
**PURSUANT TO RULE 15c 3-3**

No reserve is required because Lone Star Securities, Inc. operates as an introducing Broker and carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Lone Star Securities, Inc."

Lone Star Securities, Inc. has operated within the guidelines of the (K)(2)(i) exemption and has been in compliance since the last annual audit.

Phillips & Company, LLP

PHILLIPS & COMPANY, L.L.P.

*Certified Public Accountants*

Edgar A. Phillips, CPA
Charles F. Egger, CPA
David M. Smith, CPA

*Phone* (915) 677-7991
*Toll Free* (800) 477-1848
*Fax* (915) 677-7048

November 25, 2002

Board of Directors
Lone Star Securities, Inc.
15851 Dallas Parkway, Suite 105
Addison, TX 75001

Gentlemen:

In planning and performing our audit of the financial statements of Lone Star Securities, Inc. for the year ended September 30, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Lone Star Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11). We did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Sec. 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in

500 Chestnut • Suite 901 ■ Abilene, TX 79602
*Mailing Address:* P.O. Box 3034 ■ Abilene, TX 79604

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control it is a common condition in entities of this size. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Lone Star Securities, Inc. for the year ended September 30, 2002, and this report does not affect our report thereon dated November 25, 2002. In addition, no facts came to our attention which would indicate the company was not in compliance with its type k(2)(i) exemption from the requirements of SEC Rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at September 30, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

Phillips & Company, LLP

Certified Public Accountants